MEDICAL MAKEOVER CORPORATION OF AMERICA
                         500 Australian Ave., Suite 619
                            West Palm Beach, FL 33401
                                  561 514 0196
                                  fax 514 0195



16 August 2005


Matthew Maulbeck
Staff Accountant
Division of Corporation Finance
US Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549


Re:  Comment letter dated July 7, 2005
     Forms 10-KSB and 10-QSB
     File No. 0-11596


Dear Mr. Maulbeck:

We have filed herewith an amendment to our Form 10-KSB. Please find below our responses to your comments raised in your letter of July 7, 2005.

Form 10-KSB for the quarter ended December 31, 2004

1.   We  will  discuss  each  of the 3  share  exchange  agreements  separately.

     February 28, 2005 - Shortly after entering into this agreement, the seller removed the only asset of the acquired company, the customer list, and began serving those clients from a new location. The Company now considers this agreement void ab initio. The agreement provides for this action since it was not closed by March 15, 2005. The Company has made repeated attempts over the intervening months to close this transaction, but now believes that it can not close. We are filing a Form 8-K Amendment to reflect the termination of this transaction.


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     March 31,  2005 - The  required  audits  are not yet  complete,  but are in process, and expected to be completed within the next three weeks. There have been issues in converting the historical financials of R&I from cash basis to accrual basis, not the least of which was in the middle of this process R&I's former accountant, (a non-CPA), elected to change career and was not willing to assist R&I's new accountant complete the conversion.

     April 12, 2005 - This agreement has closed although the required audits are not yet complete. We currently expect to file the Form 8-K Amendment within the next two weeks.

2.   Item 8A has been revised pursuant to this comment.

3. The original manually signed auditors' report did include the going concern paragraph. In the process of drafting and modifying the Form 10-KSB the fact that this paragraph was missing in the final review of the EDGAR version was missed. It has been revised to reflect the original manually signed auditors' report in the Form 10-KSB Amendment No. 1.

4. The original manually signed auditors' report did include the opinion for the period from March 29, 1999 (Inception) through December 31, 2004.. In the process of drafting and modifying the Form 10-KSB the fact that this reference was missing in the final review of the EDGAR version was missed. It has been revised to reflect the original manually signed auditors' report in the Form 10- KSB Amendment No. 1.

5. The reference in the Statement of Operations and Statement of Cash Flows as filed was incorrect as to dating only. It was a typographical error that was not caught during reviews of the filing. The references have been revised to reflect December 31, 2004 rather than September 30, 2004.

6. First, the note was not modified until after fiscal year end, therefore there was no right to reflect such modification in the financial statements for December 31, 2004. In addition, the only modification from the termination agreement was to payment terms and maturity. The original note was due in a lump sum, and the modified agreement called for monthly payments over 11 and 1/2 months. In either case, the acxcounting for the note is essentially the same - as a current note payable.

7.   Exhibits 31.1 and 31.2 have been revised pursuant to this comment.


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Form 10-QSB for the quarter ended March 31, 2005

8. The line item caption was an error in name. It should have been titled Deposit on Investment in Future Subsidiary. This was a deposit, held by counsel, made toward the eventual April 12, 2005 purchase agreement.

The Company acknowledges that:

     the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

     SEC staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

     the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you.


Sincerely,

/s/Stephen Durland
Stephen Durland
Sole Director





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